Law Offices

Morse & Morse, PLLC

Attorneys at Law

1400 Old Country Road, Suite 302

Westbury, New York 11590

Tel: (516) 487-1446

Fax: (516) 487-1452

Email: morgold@aol.com

May 18, 2015

US Securities and Exchange Commission

Washington, DE 20549

Attn:	Jay Ingram, Legal Branch Chief

Re:	FlexShopper, Inc. Registration Statement on Form S-1
Filed January 22, 2015, as amended on April 17, 2015
File No. 333-201644

Gentlemen:

As counsel for the Registrant, the following letter is in response to your letter of comments dated April 27, 2015. (Note: All numbers refer to your numbering system in your comment letter and all page numbers refer to page numbers in the Registration Statement).

1.	We have removed the penny stock risk factor from the Prospectus. See page 11.

2.	The full names are Jack Ross and Thomas Capasse. We have amended page 39 in response to your comment.

3.	We have changed 5.8 to 6.33 on page 44 of the Prospectus under “Description of Capital Stock” in order to agree with pages 38 and F-7.

4.	The facts and circumstances that resulted in the fourth quarter adjustment, as disclosed in Note 12 to its December 31, 2014 financial statements, relate to the Company’s realization that the internal costs incurred in connection with developing software to facilitate its lease-to-own business were required to be capitalized under ASC 350-40. This software meets the definition of internal-use software in 350-40-05-02, in that the software was internally developed to meet the Company’s internal needs to administer the various leases, and no substantive plan exists or is being developed to market the software externally. The Company came to this realization in part from discussions with its auditors which were newly engaged as of September 30, 2014 and as well as during a process of documenting its internal controls in December 2014. The internal-use software complies with the recognition guidance under ASC 350-40-25 as management determined that it required software to administer the leases and that the Company would develop this software on its own at the beginning of 2014, which was the end of the preliminary project stage and the beginning of the application development stage and when capitalization began pursuant to ASC 350-40-25-12. The software was implemented, but running without significant features, by the end of March 2014. Thereafter through the fourth quarter of 2014, the Company improved this software with numerous upgrades and enhancements that resulted in additional functionality. Internal costs incurred to develop the upgrades and enhancements were capitalized. The Company has expensed (a) costs incurred during the preliminary project stage and (b) costs related to maintenance as incurred.

5.	We have filed an Amended Form 8-K/A to the March 6, 2015 Form 8-K to file the attachments to the credit agreement.

As the financial statements will be going stale soon, we would appreciate your prompt response to the filing of this letter of correspondence.

Very truly yours

MORSE & MORSE, PLLC

By:	/s/ Steven Morse, Esq
Steven Morse, Esq., Managing Member